                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                               Amendment No. 3 to
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                            RAINFOREST CAFE, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                75086K  10  4
--------------------------------------------------------------------------------
                               (CUSIP Number)




    Check the following box if a fee is being paid with this statement  [ ].

    (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

                               Page 1 of 4 Pages


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13G (Individuals - continued)                                       Page 2  of 4


CUSIP No. 75086K 10 4

1.  Name of Reporting Person and I.R.S. Identification No.:
    LYLE BERMAN

2.  Member of a Group: (a) ________  (b) ___X____

3.  SEC USE ONLY:

4.  Citizenship or Place of Organization:  U.S.A.

5.  Sole Voting Power:  1,854,749

6.  Shared Voting Power: --  0

7.  Sole Dispositive Power:  1,854,749

8.  Shared Dispositive Power: --  0

9.  Aggregate Amount Beneficially Owned by each Reporting Person:
    1,854,749

10. Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: / /

11. Percent of Class Represented by Amount in Row 9: 7.5%

12. Type of Reporting Person:  IN




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13G (Individuals - continued)                                     Page 3  of 4

Item 1(a)
and (b)      NAME AND ADDRESS OF ISSUER:
             Rainforest Cafe, Inc.
             720 South Fifth Street
             Hopkins, Minnesota  55343


Item 2(a)    NAME OF PERSON FILING:  Lyle Berman



Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             130 Cheshire Lane
             Minnetonka, MN  55350


Item 2(c)    CITIZENSHIP:  U.S.A.



Item 2(d)    TITLE OF CLASS OF SECURITIES:  Common Stock, no par value



Item 2(e)    CUSIP NUMBER:  75086K 10 4



Item 3       THIS STATEMENT IS NOT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b).


Item 4(a)    AMOUNT BENEFICIALLY OWNED:

             1,854,749 shares at February 1, 2000 (Includes 330,000 shares
             ---------
             issuable upon exercise of currently exercisable options).

Item 4(b)     PERCENT OF CLASS:

              7.5% percent pursuant to Rule 13d-3(c).

Item 4(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

              (1) Sole power to vote or to direct the vote  1,854,749
              (2) Shared power to vote or to direct the vote  -0-
              (3) Sole power to dispose or to direct the disposition of
                  1,854,749
              (4) Shared power to dispose or to direct the disposition of  -0-

Item 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable

Item 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable




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13G (Individuals - continued)                                     Page 4  of 4



Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

Item 10   CERTIFICATION.

          Not Applicable



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  February 11, 2000                      s/ Lyle Berman
                                             ------------------------------
                                              Lyle Berman